Exhibit 21.1

SUBSIDIARIES OF
MCKENZIE BAY INTERNATIONAL, LTD.
As of September 30, 2002
(excluding inactive subsidiaries, none of which is material)

1.	McKenzie Bay Resources, Ltd. Jurisdiction of Incorporation: Ontario, Canada

2.	Great Western Diamond Company Jurisdiction of Incorporation: Michigan

3.	Experts Conseils Dermond Inc. Jurisdiction of Incorporation: federal Canadian corporation